September 9, 2025

Chunning Wang
Chief Executive Officer
Lion Group Holding Ltd.
10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark
Singapore 408574, Lobby C

       Re: Lion Group Holding Ltd.
           Registration Statement on Form F-3
           Filed August 22, 2025
           File No. 333-289794
Dear Chunning Wang:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
General

1. We note that you appear to be relying on General Instruction I.B.5 for Form F-3 eligibility. Please revise to include the information required by Instruction 7 to
       General Instruction I.B.5 of Form F-3. Refer to Securities Act Sections Compliance
       and Disclosure Interpretation 139.21 for guidance.
Prospectus Summary
Recent Development on our Cryptocurrency Strategy, page S-7

2. Please expand your disclosure to describe your plan of operations for the next twelve months by describing the source of capital for your acquisition of Hyperliquid
       (HYPE), Solana (SOL) and Sui (SUI), including when you intend to purchase the tokens with the proceeds from the Purchase Agreement.
 September 9, 2025
Page 2

3. Please revise to provide a materially complete description of your staking policy and your staking program, including disclosure regarding the percentage of HYPE,
       SOL and SUI, respectively, you stake or intend to stake. Please revise to describe whether you intend to generate income with your token holdings, and, if so, please describe your policies and procedures related to doing so.
4. Please expand your disclosure to describe the policies and procedures you have in place or intend to adopt that govern when you exchange cash for HYPE, SOL and
       SUI, respectively, and when you monetize your HYPE, SOL and SUI, respectively.
       Disclose whether you have policies or will establish policies governing the percentage of your treasury holdings that will be HYPE, SOL and SUI, respectively. Also disclose the percentage of your treasury that is currently invested in HYPE, SOL and
       SUI, both cumulatively and on a per token basis. In addition, please disclose whether you intend to hedge your exposure to HYPE, SOL and SUI, and, if so, please describe your hedging strategy.
5. Please expand to describe the material terms of your agreement with BitGo Trust
       Company, Inc., including but not limited to the term and termination provisions, and file the agreement as an exhibit to your registration statement. If BitGo will provide custodial services for your HYPE, SOL and SUI holdings, please disclose whether your assets are held in segregated accounts, the identity of entities that have access to the custodied assets, whether any entity is responsible for verifying the existence of the HYPE, SOL and SUI custodied, and the insurance coverage of your token holdings. Additionally, disclose where your third-party custodian is chartered and how it is regulated.
6. Please revise to include a materially complete description of HYPE, SOL and SUI and the Hyperliquid, Solana and Sui blockchains. For example purposes only, for each crypto asset, provide a description of its lifecycle, its use case, including its respective purpose, use and/or functions, its market cap, its circulating supply, its maximum supply, if any, its average trading volume, its launch date and the launch date of the respective blockchain, and the governance of its respective blockchain. Risk Factors
Risks Related to Our Cryptocurrency Strategy and Holdings, page S-46

7. Please revise your risk factor disclosure so that it is tailored to risks specific to HYPE,
       SOL and SUI, and their respective blockchains. In this regard, we note references throughout to risks related to bitcoin.
HYPE, SOL, and SUI are highly volatile assets, and fluctuations in the price of HYPE, SOL, and SUI have in the past..., page S-48

8. Please expand this risk factor to provide quantitative information that demonstrates the volatility of HYPE, SOL and SUI.
Part II     Information Not Required in Prospectus
Item 9. Exhibits, page II-2

9. Please file an opinion of counsel as to the legality of the securities being registered.
       Refer to Item 601(b)(5) of Regulation S-K.
 September 9, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Lawrence Venick, Esq.